Exhibit 12.3

Dominion Gas Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Nine Months Ended September 30,	Twelve Months Ended September 30,	Years Ended December, 31
	2014	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Income from continuing operations before income taxes	$595	$829	$762	$747	$549	$1,601	$488
Distributed income from unconsolidated investees, less equity in earnings	(7)	(5)	(2)	2	2	(4)	11
Fixed charges included in income	27	38	43	65	64	76	76

Total earnings, as defined	$615	$862	$803	$814	$615	$1,673	$575

Fixed charges, as defined:
Interest charges	$19	$27	$30	$51	$51	$65	$66
Rental interest factor	8	11	13	14	13	11	10

Total fixed charges, as defined	$27	$38	$43	$65	$64	$76	$76

Ratio of Earnings to Fixed Charges	22.78	22.68	18.67	12.52	9.61	22.01	7.57